UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Holme & Hadfield LLC

Legal status of issuer

       Form
       Limited Liability Company

       Jurisdiction of Incorporation/Organization
       Wyoming

       Date of organization
       April 29, 2019

Physical address of issuer
30 N Gould St , St 400, Sheridan , WY 82801

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,822,106.05	$2,075,654.14
Cash & Cash Equivalents	$87,155.28	$167,740.91
Accounts Receivable	$579,201.17	$511,962.62
Short-term Debt	$1,560,340.68	$1,705,962.61
Long-term Debt	$0.00	$ 0.00
Revenues/Sales	$5,035,553.13	$5,462,267.51
Cost of Goods Sold	$4,232,279.55	$4,573,512.58
Taxes Paid	$0.00	$0.00
Net Income	$-829,067.73	$-417,208.41

May 14, 2025

FORM C-AR

Holme & Hadfield LLC



      This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Holme & Hadfield LLC, a Wyoming Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.holmeandhadfield.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 14, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Holme & Hadfield LLC (the "Company") is a Wyoming Limited Liability Company, formed on April 29, 2019.

The Company is located at 30 N Gould St , St 400, Sheridan , WY 82801.

The Company's website is https://www.holmeandhadfield.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Holme & Hadfield is a Wyoming limited liability Issuer (the "Issuer") that was formed on April 29, 2019. The Issuer's mission is to provide unique accessory organizers that help people display and store their favorite accessories, while also finding a way to give back to the community. The Issuer started this journey by designing these unique wooden displays and stands. These products help organize various accessories and will allow people to show off their favorite watch, coin collection, knife collection, or even jewelry. This process began with the idea of being distinct. The Issuer began as a website supporting the idea of creating a distinct watch display organizer. From there, the Issuer has grown to not just watch displays but other accessories as well. The Issuer hasn't just grown their products, but it has also expanded its reach. Currently, the Issuer has a location in London and can ship its products all other the United States, most of the European Union, the UK and Canada. The Issuer is continuing its outreach and growth, trying to reach more individuals. For their customers that are outside of those areas, the Issuer has partnered with Amazon to help make sure their product can reach as many people as possible. These products are only a part of their overall mission. Both Ian and Phil are advocates about helping others and inspiring the world. They do not want to just create a display; they want to bring something unique and distinct to their customers. This idea did not stop there. Ian and Phil are committed to giving back to the community and trying to help rebuild lives. They do this by partnering with B1G1 so that for every purchase, a homeless child can spend at least one night in a shelter. For Ian and Phil, this action is but the first step in a long journey to help rebuild their lives.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties. The Issuer has a limited operating history. It is still in an early phase and just beginning to implement our business plan. While the Issuer intends to generate estimated returns commensurate with the risks undertaken, there can be no assurance of success. There can be no assurance that (i) the Issuer will achieve returns comparable to those achieved in the transactions undertaken previously by the principals or their affiliates; (ii) the Issuer will achieve its targeted returns; or (iii) an investment in the Issuer, once made, will be profitable. Historical returns achieved by the Issuer, or its principals are not predictions of future performance. In addition, there can be no assurance that investments will generate cash flow available for distribution to Investors.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

The Issuer may need to raise capital in the future in addition to the capital raised in this offering. It is possible the capital raised in the future may be on terms less favorable to the Issuer or may be dilutive to current Investors in the Issuer. There is also no guarantee or assurance that the Issuer will secure the additional capital required to fund the business.

The Issuer's ability to fund operational and technological development, sales and marketing, personnel hiring, and general corporate purposes depends on the ability to generate cash or raise capital in the future. This is subject to general economic, financial, competitive, legislative, regulatory and other factors, some of which are beyond the Issuer's control. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Risks of Maintaining the Issuer's Platform.

The Issuer uses an online platform where customers choose the products to purchase. The platform and applications require continual maintenance, upgrading and enhancement to meet operational needs. The Issuer plans to regularly upgrade and expand the platforms' capabilities. If the Issuer experiences difficulties with the transition and integration of platform or are unable to implement, maintain or expand the systems properly, the Issuer could suffer from, among other things, operational disruptions, regulatory problems, working capital disruptions and increases in administrative expenses.

Risks of Forecasting Demand.

As an early-stage Issuer's success depends on its ability to accurately forecast the demands of customers and offer the types of products on the platform that will meet the needs to customers. Factors that could affect the Issuer's ability to accurately forecast demand for products include the ability to anticipate and respond effectively to evolving consumer preferences and trends and to translate these preferences and trends into marketable product offerings, as well as unanticipated changes in general economic conditions or other factors, which result in cancellations of orders or a reduction or increase in the rate of reorders placed by customers.

Risks of Insufficient Cash Flow.

The Issuer relies on cash flows generated from operations to meet the cash requirements of the business. There is no guarantee the Issuer will be able to access reasonably priced credit in the future and, if it is unable to do so, it could have an adverse effect on the results of operations or financial condition.

Risks Associated with Advertising and Marketing.

The Issuer will be dependent on successful advertising and marketing to acquire new customers. Ineffective marketing, advertising and promotional programs could inhibit the Issuer's ability to acquire customers and generate revenue. The Issuer's efforts may not be effective or could require increased expenditures, which could have a material adverse effect on the Issuer's revenue.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide a significant competitive advantage. In addition, the steps that the Issuer has taken to maintain and protect their intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to the Issuer because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of the intellectual property. The failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact the Issuer's competitive position and results of operations. The Issuer also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect trade secrets and other proprietary rights and will not be breached, that the Issuer will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As the Issuer expands its business, protecting intellectual property will become increasingly important. The protective steps the Issuer has taken may be inadequate to deter competitors from using the proprietary information. In order to protect or enforce the Issuer's patent rights, they may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which the Issuer operates is still evolving and, consequently, intellectual property positions in the industry are generally uncertain. The Issuer cannot assure Investors that it will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of managers, its executive officers and key employees.

The Issuer is dependent on our board of managers, executive officers and key employees (together, the "Management"). These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of managers, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations. Additionally, the Investors will have no power to prevent any specific person from being so appointed or taking responsibility as a manager of the Issuer. The Investors in the Crowd SAFE will not be permitted to vote on business matters or relevant business, economic, financial, or other information that will be used by the Management in making decisions.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to the Issuer reputation could negatively impact the business, financial condition and results of operations.

The Issuer reputation and the quality of the brand are critical to the business and success in existing markets and will be critical to the success as the Issuer enters new markets. Any incident that erodes consumer loyalty for the brand could significantly reduce its value and damage the business. The Issuer may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to the Issuer's interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings

The use of Individually identifiable data by the Issuer's business, business associates and third parties are regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

Compliance with Laws and Regulations.

The Issuer will be subject to a variety of securities laws and other types of governmental regulation in the United States and other jurisdictions that may limit the scope of its operations or impose material compliance costs and other burdens.

While management believes that the Issuer will not be subject to the registration requirements of the Investment Company Act, there can be no assurance that this belief is, or will continue to be, correct. If the Issuer were subject to such registration requirements, the Issuer's performance could be materially adversely affected.

In general, Management will seek to minimize the degree of governmental regulation and oversight to which management and the Issuer are subject. While it is anticipated that this approach will reduce compliance and other costs, this approach will also eliminate a variety of investor protections (including certain protections arising under the Securities Act, the Exchange Act, the Investment Company Act, and the Advisers Act) that would be available if management and the Issuer were subject to greater governmental regulation and oversight. In particular, prospective Investors are cautioned against assuming the applicability of investor protections generally associated with public offerings of securities.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Factors Outside the Control of the Issuer.

The success of the Company will be subject to factors over which the Issuer will have little or no control, including the availability of subsequent financing, the rapid pace of technological change, market shifts (including the entry of competitors with greater resources or development of competing products, or other changes in the demand for the Issuer's products and services), and changes in the economy generally. Consequently, investments in private companies are highly speculative. Private companies tend to have lower capitalizations and fewer resources and, therefore, often are more vulnerable to financial failure. There can be no assurance any such losses will be offset by gains (if any) realized by the Issuer.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an

Investor to lose all or a portion of their investment.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that the Form C/A is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C/A, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. There is not now and likely will not ever be a public market for the Crowd SAFEs. Because the Crowd SAFEs have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the SAFEs have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Reg CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd SAFEs may also adversely affect the price that could be obtained for the SAFEs in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that he or she is purchasing a Crowd SAFE for their own account, for investment purposes, and not with a view to resale or distribution thereof. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C/A and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

The Management will have considerable discretion in the application of the net proceeds of this offering, and Investors will not have the opportunity as part of their investment decision to assess whether the Issuer is using the proceeds appropriately. The Issuer intends to use the net proceeds on sales and business development, marketing and digital presence, scalable online tech infrastructure, and operations and logistics. The Issuer may change its plans for how it will use the proceeds of this offering and may use the proceeds in ways that are not currently contemplated.

Because the Offering consists of two separate tranches, a single investor may receive different Crowd SAFEs with different terms, depending on the timing of its investment commitment.

The Offering is divided into separate tranches for Early Investors and Standard Investors. "Early Investors," which included Investors who invest during the First Tranche of the Offering, will receive a Crowd SAFE with preferential terms, namely a reduced pre-money Valuation Cap ($8,500,000 instead of $10,000,000). A Crowd SAFE with different terms will be issued to "Standard Investors" or Investors who invest during the Second Tranche of the Offering. Accordingly, a single investor may be issued two different Crowd SAFEs with different terms, depending on the timing of the investor's investment commitment.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of six percent (6%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00). The compensation paid by the Issuer to the Intermediary may impact how the Company uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

Risks Associated with Distribution Priority.

The Issuer may elect to issue SAFEs, convertible notes, or other securities. The issuance of these, including the current outstanding Crowd SAFE may have certain preferences to distribution and other rights. Purchasing a Crowd SAFE will not guarantee that the Investors will have distribution preference over the current SAFE holder or future holder.

Risks Associated with Minority Ownership.

Each investor is not a direct owner of the Issuer, and the purchase of a Crowd SAFE will not grant Investors ownership of the Issuer. The Crowd SAFEs convert into interest in the company depending on events set forth in the Crowd SAFE. Therefore, Investors will have no right to control corporate actions, and Management will have complete discretion on whether to issue additional SAFEs, control a sale, or engage in transactions with affiliates or related parties. Purchasing a Crowd SAFE will not give Investors minority investor rights and an investor should be able to bear a complete loss of their investment.

Risks of Reliance on Financial Projections.

Any financial projections included as part of this Offering are solely for purposes of illustrating the potential operating results of the Issuer, and although they are based upon assumptions, estimates and hypotheses which are believed by the Issuer to be reasonable, these assumptions, estimates and hypotheses are based in part upon facts and events that are extremely difficult to estimate accurately or predict and over which the Issuer may have little or no control. The estimates represent sales targets that the Issuer hopes to achieve but cannot and does not represent what will in fact be achieved. No assurance can be given that the Issuer will achieve revenues or operating results equal or similar to the estimates. Variances in actual results from those projected are inevitable, and such variances could be material. Each prospective investor should carefully review any financial projections, which must be read together with the risk factors, subscription agreement, and the Note.

NEITHER THE COMPANY NOR ANY DIRECTOR NOR ANY NOTE HOLDER NOR ANY OF THE COMPANY'S PROFESSIONAL ADVISORS OR CONSULTANTS MAKE ANY REPRESENTATION OR WARRANTY AS TO ANY FINANCIAL PROJECTIONS, AND PROSPECTIVE INVESTORS MUST USE EXTREME CAUTION IN EVALUATING AND UTILIZING THE PROJECTIONS SINCE THE PROJECTIONS ARE NOT NECESSARILY INDICATIVE OF THE PERFORMANCE THE COMPANY WILL ACHIEVE.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period.

The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Holme & Hadfield is a Wyoming limited liability Issuer (the "Issuer") that was formed on April 29, 2019. The Issuer's mission is to provide unique accessory organizers that help people display and store their favorite accessories, while also finding a way to give back to the community. The Issuer started this journey by designing these unique wooden displays and stands. These products help organize various accessories and will allow people to show off their favorite watch, coin collection, knife collection, or even jewelry. This process began with the idea of being distinct. The Issuer began as a website supporting the idea of creating a distinct watch display organizer. From there, the Issuer has grown to not just watch displays but other accessories as well. The Issuer hasn't just grown their products, but it has also expanded its reach. Currently, the Issuer has a location in London and can ship its products all other the United States, most of the European Union, the UK and Canada. The Issuer is continuing its outreach and growth, trying to reach more individuals. For their customers that are outside of those areas, the Issuer has partnered with Amazon to help make sure their product can reach as many people as possible. These products are only a part of their overall mission. Both Ian and Phil are advocates about helping others and inspiring the world. They do not want to just create a display; they want to bring something unique and distinct to their customers. This idea did not stop there. Ian and Phil are committed to giving back to the community and trying to help rebuild lives. They do this by partnering with B1G1 so that for every purchase, a homeless child can spend at least one night in a shelter. For Ian and Phil, this action is but the first step in a long journey to help rebuild their lives.

Business Plan

We intend to maintain a robust brand strategy tailored to the premium accessory organizers market. Our sales are primarily conducted through e-commerce platforms. We try to monitor our suppliers continuously and strategically manage inventory in warehouses to optimize costs and delivery times. Utilizing programming, we generate forecasts, while our customer service team operates across various time zones to offer optimal assistance. Our research and development process integrates AI-powered data analysis, imagery creation, and community input.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Ian Holme

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and COO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder and COO of Holme & Hadfield (April 2019- present). Responsible for product, sales, and finance.

Education

BA (hons) University of Sheffield; ATT CTA

Name

Philip Hadfield

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and CEO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director of Holmes & Hadfield (April 2019- present). Responsible for strategy, commercial and partnerships

Education

BA (hons) University of Liverpool

Name

Andres Alla

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Brand Director

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Brand Director of Holme & Hadfield (Oct 2022 - Present). In charge of marketing, growth and creative strategies. Former PPC Manager at Holme & Hadfield (May 2021 - Sep 2023), responsible for PPC activities.

Education

Computer Science, University of Tallinn, 2016

Name

Aleksandra Pchelinova

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Finance Manager

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Operations Director at Holme & Hadfield (Sept 2024 - Present), manages product and operations. Former Global Inventory Manager at Upper Echelon Products (Mar 2023 - Sept 2024), led the inventory team.

Education

BA at St Petersburg University Masters at St Petersburg University

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Ian Holme

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and COO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Co-Founder and COO of Holme & Hadfield (April 2019- present). Responsible for product, sales, and finance.

Education

BA (hons) University of Sheffield; ATT CTA

Name

Philip Hadfield

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and CEO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director of Holmes & Hadfield (April 2019- present). Responsible for strategy, commercial and partnerships

Education

BA (hons) University of Liverpool

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Wyoming law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	SAFE SAFE (Simple Agreement for Future Equity)
Amount outstanding	$501,776
Voting Rights	None.
Anti-Dilution Rights	The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	The Issuer does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference. The Issuer cannot determine if it currently has enough Equity Securities authorized to issue upon the conversion of the Securities, because the amount of Equity Securities to be issued is based on the occurrence of future events.
Value of SAFE or Convertible Notes	$501,776

Type of security	Common LLC/Membership Interests
Amount outstanding	$174,474
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Common A LLC/Membership Interests
Amount outstanding	$925,315
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Line of credit
Name of creditor	Highbeam
Amount outstanding	$196,479.61
Interest rate and payment schedule	18%, 120 day revolving line of credit
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

Type of debt	Inventory Management Account
Name of creditor	Forever 8
Amount outstanding	$572,196.23
Interest rate and payment schedule	Monthly
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

The total amount of outstanding debt of the company is $768,675.84.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	1,159,165	$904,565.00	Operational needs	May 1, 2024	Regulation CF
LLC/Membership Interests	1,572,685	$672,000.00	Operational needs	December 31, 2024	

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Ian James Holme	36.2%
Philip Hadfield	36.2%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Following the offering, the Company achieved a significant financial milestone by securing a $475,000 working capital line of credit that supports the trading operations of the business and provides sufficient liquidity to execute on the business plan. Operationally, the Company has hired key team members which has enabled the business to optimize operations, supply chain, and finances, resulting in significantly improved profit margins in 2025. The strategic direction of the business pivoted at the end of 2024, allowing us to overcome previous operational challenges and create a more sustainable business model.

Management intends to focus on highly profitable limited drops as the main driver for growth over the next 12 months. This strategic pivot is designed to improve profitability by concentrating resources on product releases with higher margins and stronger market demand.

The Company will continue to leverage the operational efficiencies implemented by our new team members and further optimize our supply chain management. We will also utilize our working capital line of credit strategically to support these limited drops while maintaining positive cash flow throughout the production and sales cycles.

Liquidity and Capital Resources

On May 1, 2024 the Company conducted an offering pursuant to Regulation CF and raised $904,565.00.

On December 31, 2024 the Company conducted an offering pursuant to and raised $672,000.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
New line of credit secured post offering of $475,000.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	
Relationship to the Company	
Total amount of money involved	$187,643
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	In December of 2022, the Company entered into a loan agreement with a related party for $187,643. The loan accrues interest at 20% per annum. The loan is unsecured. The monthly payments are $6,000. The maturity date is in July of 2026. The balance of this loan was $97,604 as of December 31st, 2024.

Company Other Transactions

Related Person/EntityRelationship to the CompanyTotal amount of money involvedBenefits or compensation received by related personBenefits or compensation received by CompanyDescription of the transactionThe Company currently pays a management fee to Ian Holme and Philip Hadfield in the amount of $14,000 per month in total. The Company expects that the management fee amount will increase as the Company scales.Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Ian Holme(Signature)Ian Holme(Name)Co-Founder and COO(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

Holme & Hadfield LLC

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	800.00
Highbeam General Expenses	19,941.89
Highbeam Primary	21,639.62
Mercury Chk x1970 (payroll)	5,323.35
Mercury Chk x5592 (Opex)	15.00
Mercury Chk x6896 (Loan)	35.00
Mercury Chk x9196 (Income)	-90.00
Mercury Sav x0633	0.07
OFX	0.23
Parker 7107	2,256.38
Paypal	2,706.27
Wise CAD 8461	21.29
Wise EUR 8086	7,616.06
Wise GBP 5801	24,679.68
Wise USD 0953	2,210.44
Total Bank Accounts	**$87,155.28**
Accounts Receivable	
Accounts Receivable (A/R)	556,874.88
Accounts Receivable (A/R) - CAD	13,149.42
Accounts Receivable (A/R) - EUR	6,113.01
Accounts Receivable (A/R) - GBP	587.59
Accounts Receivable (A/R) - JPY	799.37
Accounts Receivable (A/R) - PLN	628.48
Accounts Receivable (A/R) - SEK	1,048.42
Total Accounts Receivable	**$579,201.17**
Other Current Assets	
Inventory	0.00
Finished goods	634,540.52
Freight in	199,560.14
Total Inventory	**834,100.66**
Other debtors	138,000.00
Pre Paid Inventory	179,150.50
Undeposited Funds	98.45
Total Other Current Assets	**$1,151,349.61**
Total Current Assets	**$1,817,706.06**
Fixed Assets	
Accumulated depreciation	-3,488.15

	TOTAL
Computer	7,888.14
Total Fixed Assets	**$4,399.99**
TOTAL ASSETS	**$1,822,106.05**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	450,750.05
Accounts Payable (A/P) - GBP	3,998.25
Total Accounts Payable	**$454,748.30**
Credit Cards	
Amex	5,798.76
Highbeam Card	144,862.43
Parker Card	7,805.95
Ramp Card	337.37
Total Credit Cards	**$158,804.51**
Other Current Liabilities	
Accrued Liability	1,200.00
Amazon Lending	27.79
CAN HST Payable	-1,419.91
Forever 8 Factoring	572,196.23
Highbeam	196,479.61
Interco Loan	195,977.06
Sales Tax Payable	0.02
Sellers Funding Loan SFP_035802	7,166.19
Shareholder Loan (Ian)	-88,631.96
Shareholder Loan (Phil)	17,972.71
Tax payable	31,015.38
UK VAT Payable	14,804.75
Total Other Current Liabilities	**$946,787.87**
Total Current Liabilities	**$1,560,340.68**
Total Liabilities	**$1,560,340.68**
Equity	
Opening Balance Equity	1,000.00
Paid-In Capital	251,567.14
Retained Earnings	73,384.48
Shareholder Contributions	999,613.67
Shareholder Distributions	-234,712.19
Net Income	-829,087.73
Total Equity	**$261,765.37**
TOTAL LIABILITIES AND EQUITY	**$1,822,106.05**

Holme & Hadfield LLC

Profit and Loss

January - December 2024

	TOTAL
Income	
Amazon Sales	41,922.43
Amazon Product Sales	2,741,994.30
Discounts and Refunds	-208,519.53
Inventory Credits	51,900.46
Other Fee Income	683.81
Promotional Rebates	-115,490.14
Shipping Fee Income	26,444.55
Total Amazon Sales	**2,538,935.88**
Etsy Sales	337,455.42
Etsy Refunds	-14,449.97
Total Etsy Sales	**323,005.45**
Faire Sales	23,384.36
NOTHS Sales	17,620.15
Other Retail Sales	147,458.96
PayPal Sales	175,655.61
PayPal Refunds	-3,206.90
Total PayPal Sales	**172,448.71**
Sales - Invoiced	54,981.34
Shipping - Invoiced	595.00
Total Sales - Invoiced	**55,576.34**
Sales of Product Income	2,565.00
Shopify Sales	2,002,817.92
Shopify Discounts	-295,329.90
Shopify Refunds	-71,945.48
Shopify Shipping Income	118,188.94
Total Shopify Sales	**1,753,731.48**
Uncategorized Income	826.80
Total Income	**$5,035,553.13**
Cost of Goods Sold	
Amazon Merchant Fees - COS	2,212.42
Amazon Advertising - COS	613,373.66
Amazon Service Fees - COS	117,796.29
FBA Seller Fees - COS	1,191,366.33
Total Amazon Merchant Fees - COS	**1,924,748.70**
Cost of Goods Sold	1,786,514.73
Fulfillment & Storage	359,654.97
Merchant Fees	6,358.13
Etsy Fees	77,838.82
Faire Commission	2,838.27
Other Retail Commission	51,866.19

Holme & Hadfield LLC

Profit and Loss

January - December 2024

	TOTAL
Shopify Fees	21,272.28
Total Merchant Fees	**160,173.69**
NOTHS Fees	305.53
Product Refund/Replace/ReimbCosts	116.12
Shipping	765.81
Total Cost of Goods Sold	**$4,232,279.55**
GROSS PROFIT	**$803,273.58**
Expenses	
Advertising & Marketing	705,806.96
Crowdfunding Advertising	26,919.65
Google Ads	21,582.39
Social Media	1,205.64
Total Advertising & Marketing	**755,514.64**
Bank Charges & Fees	37,392.56
Loan Fees	1,818.90
PayPal Fees	8,311.89
Service Fees	4,095.00
Total Bank Charges & Fees	**51,618.35**
Business Licenses/Registrations	162.00
Computer and Internet Expenses	2,144.58
Barcodes	306.86
Software	80,397.39
Total Computer and Internet Expenses	**82,848.83**
Contractors	**354,016.23**
Donations	6,730.24
Dues & Subscriptions	5,537.58
Insurance	400.00
Interest Expense	223,056.08
Interest Expense - Seller Funding Loan	1,589.98
Total Interest Expense	**224,646.06**
Legal & Professional Services	125,526.03
Meals & Entertainment	2,377.61
Office Supplies	4,177.20
Other Business Expenses	34.02
Product design/development/samples	2,186.55
Product Samples	725.00
Total Product design/development/samples	**2,911.55**
Rent & Lease	863.91
Repairs & Maintenance	875.00
Tax charged	1,687.41
Telephone Expense	168.62

Holme & Hadfield LLC

Profit and Loss
January - December 2024

	TOTAL
Travel	1,976.03
Warehouse Expense	
Duties Paid	11.11
Total Warehouse Expense	**11.11**
Wise bank charges	86.93
Wolf & Badger Membership	6,040.12
Total Expenses	**$1,628,209.47**
NET OPERATING INCOME	$ -824,935.89
Other Expenses	$4,151.84
NET OTHER INCOME	$ -4,151.84
NET INCOME	$ -829,087.73

Holme & Hadfield LLC

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Mercury Chk x1970 (payroll)	119.85
Mercury Chk X3647 (Owner's Comp)	0.37
Mercury Chk x5592 (Opex)	1,013.71
Mercury Chk x6896 (Loan)	14,102.88
Mercury Chk x9196 (Income)	27,122.62
Mercury Chk x9352 (Inventory)	120,680.60
Mercury Sav x0633	0.07
Mercury x8444 (Advertising)	3,031.98
OFX	0.23
Paypal	701.05
Wise GBP 5801	948.27
Wise USD 0953	19.28
Total Bank Accounts	**$167,740.91**
Accounts Receivable	
Accounts Receivable (A/R)	447,575.05
Accounts Receivable (A/R) - CAD	5,693.91
Accounts Receivable (A/R) - EUR	33,166.82
Accounts Receivable (A/R) - GBP	25,214.97
Accounts Receivable (A/R) - JPY	-422.90
Accounts Receivable (A/R) - PLN	368.31
Accounts Receivable (A/R) - SEK	366.46
Total Accounts Receivable	**$511,962.62**
Other Current Assets	
Inventory	1,012,129.86
Finished goods	65,113.64
Freight in	176,307.12
Total Inventory	**1,253,550.62**
Other debtors	138,000.00
Total Other Current Assets	**$1,391,550.62**
Total Current Assets	**$2,071,254.15**
Fixed Assets	
Accumulated depreciation	-3,488.15
Computer	7,888.14
Total Fixed Assets	**$4,399.99**
TOTAL ASSETS	**$2,075,654.14**

Holme & Hadfield LLC

Balance Sheet

As of December 31, 2023

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	475,960.78
Accounts Payable (A/P) - GBP	9,518.86
Total Accounts Payable	**$485,479.64**
Credit Cards	
Parker Card	80,453.64
Total Credit Cards	**$80,453.64**
Other Current Liabilities	
8Fig Loan	22,847.89
Accrued Liability	1,200.00
Amazon Lending	150,046.28
CAN HST Payable	-1,419.91
Forever 8 Factoring	699,656.98
Interco Loan	195,977.06
Sales Tax Payable	0.02
Sellers Funding Loan SFP_035802	69,990.14
Shareholder Loan (Ian)	-88,631.96
Shareholder Loan (Phil)	58,024.29
Tax payable	32,338.54
Total Other Current Liabilities	**$1,140,029.33**
Total Current Liabilities	**$1,705,962.61**
Total Liabilities	**$1,705,962.61**
Equity	
Opening Balance Equity	1,000.00
Retained Earnings	490,592.90
Shareholder Contributions	390,471.05
Shareholder Distributions	-95,164.00
Net Income	-417,208.42
Total Equity	**$369,691.53**
TOTAL LIABILITIES AND EQUITY	**$2,075,654.14**

Holme & Hadfield LLC

Profit and Loss

January - December 2023

	TOTAL
Income	
Amazon Sales	
Amazon Product Sales	3,814,401.78
Discounts and Refunds	-252,383.37
Inventory Credits	70,880.98
Other Fee Income	3,250.76
Promotional Rebates	-261,893.74
Shipping Fee Income	61,901.78
Total Amazon Sales	**3,436,158.19**
Discounts given	-967.50
Etsy Sales	452,420.85
Etsy Refunds	-11,908.81
Total Etsy Sales	**440,512.04**
Faire Sales	38,412.85
Faire Discounts	-1,102.81
Faire Shipping	41.18
Total Faire Sales	**37,351.22**
Other Retail Sales	298,013.09
PayPal Sales	2,913.30
Sales - Invoiced	259,311.87
Shipping - Invoiced	285.00
Total Sales - Invoiced	**259,596.87**
Sales of Product Income	1,560.00
Shopify Sales	1,239,065.71
Shopify Discounts	-253,232.73
Shopify Refunds	-23,800.98
Shopify Shipping Income	24,528.93
Total Shopify Sales	**986,560.93**
Uncategorized Income	569.37
Total Income	**$5,462,267.51**
Cost of Goods Sold	
Amazon Merchant Fees - COS	
Amazon Advertising - COS	703,159.91
Amazon Service Fees - COS	63,868.93
FBA Seller Fees - COS	1,256,446.74
Total Amazon Merchant Fees - COS	**2,023,475.58**
Cost of Goods Sold	2,094,628.51
Fulfillment & Storage	291,996.49
Merchant Fees	550.59
Afterpay Fees	859.01
Etsy Fees	45,075.57

	TOTAL
Faire Commission	803.24
Other Retail Commission	74,455.18
Shopify Fees	31,069.45
Total Merchant Fees	**152,813.04**
Product Refund/Replace/ReimbCosts	735.51
Shipping	9,863.43
Total Cost of Goods Sold	**$4,573,512.56**
GROSS PROFIT	**$888,754.95**
Expenses	
Advertising & Marketing	424,521.66
Affiliate Commission	267.07
Google Ads	16,931.64
Influencer Marketing	11,590.24
Social Media	15,861.17
Total Advertising & Marketing	**469,171.78**
Bad Debts	10,048.87
Bank Charges & Fees	330.05
Loan Fees	12,723.22
PayPal Fees	5,326.48
Total Bank Charges & Fees	**18,379.75**
Business Licenses/Registrations	372.00
Computer and Internet Expenses	172.05
Barcodes	303.03
Email & Domain	482.61
Software	35,142.71
Total Computer and Internet Expenses	**36,100.40**
Continuing Education	11,693.92
Contractors	**455,588.24**
Corporation Tax	-23,684.67
Customer Service Rep	8,577.95
Depreciation Expense	2,489.12
Donations	5,296.27
Dues & Subscriptions	1,913.21
Employee Gift	213.74
Insurance	411.55
Interest Expense	201,814.49
8fig Loan Interest/Fees	7,074.67
Interest Expense - Seller Funding Loan	5,980.92
Total Interest Expense	**214,870.08**
Legal & Professional Services	46,679.32
Meals & Entertainment	3,310.20

Holme & Hadfield LLC

Profit and Loss

January - December 2023

	TOTAL
Miscellaneous	10.47
Office Supplies	783.40
Other Business Expenses	206.07
Product design/development/samples	1,207.62
Product Samples	2,223.76
Total Product design/development/samples	**3,431.38**
Rent & Lease	2,294.62
Repairs & Maintenance	4,743.77
Telephone Expense	253.39
Travel	23,565.17
Uncategorized Expense	1,237.48
Warehouse Expense	
Storage	490.05
Total Warehouse Expense	**490.05**
Wolf & Badger Membership	3,333.58
Total Expenses	**$1,301,781.11**
NET OPERATING INCOME	**$ -413,026.16**
Other Income	
Interest Income	0.38
Total Other Income	**$0.38**
Other Expenses	
Exchange Gain or Loss	4,193.77
Reconciliation Discrepancies	-11.13
Total Other Expenses	**$4,182.64**
NET OTHER INCOME	**$ -4,182.26**
NET INCOME	**$ -417,208.42**